Supplement Dated June 1, 2015
To the Prospectus dated May 1, 2015

Voya GoldenSelect Access
Voya GoldenSelect DVA Plus
Voya GoldenSelect ES II
Voya GoldenSelect Generations
Voya GoldenSelect Landmark
Voya GoldenSelect Legends
Voya GoldenSelect Opportunities
Voya GoldenSelect Premium Plus
Voya SmartDesign Variable Annuity

Issued by Voya Insurance and Annuity Company
Through Its Separate Account B

This supplement updates the prospectus for your variable annuity contract and any subsequent supplements thereto. Please read it carefully and keep it with your copy of the prospectus and SAI for future reference. If you have any questions, please call Customer Service at 1-800-366-0066.

NOTICE OF AND IMPORTANT INFORMATION REGARDING FUND SUBSTITUTIONS

The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the Fidelity® VIP Equity-Income Portfolio and/or to the Invesco V.I. American Franchise Fund.

The Securities and Exchange Commission issued an order to permit Voya Insurance and Annuity Company (the "Company") and its Separate Account B (the "Separate Account") to replace, effective **on or about the close of business on August 14, 2015** (the "Substitution Effective Date"), the following "Existing Funds" with the corresponding "Replacement Funds":

Existing Funds	Replacement Funds
Fidelity® VIP Equity-Income Portfolio (Service Class 2)	Voya Russell™ Large Cap Value Index Portfolio (Class S)
Invesco V.I. American Franchise Fund (Class I)	Voya Russell™ Large Cap Growth Index Portfolio (Class S)

The Existing Funds are currently closed to new investments and transfers. The Replacement Funds are available for new investments or transfers.

The following lists important information regarding the upcoming fund substitutions:

- Prior to the Substitution Effective Date, and for thirty days thereafter you may transfer amounts allocated to the subaccount that invests in an Existing Fund to any other available subaccount or any available fixed account free of charge, and any such transfer will not count as a transfer when imposing any applicable restrictions or limits on transfers (other than restrictions related to frequent or disruptive transfers). Withdrawals may be taken during the same period, but only in accordance with and subject to the terms and conditions of your Contract.
- On the Substitution Effective Date, your investment in the subaccount that invests in an Existing Fund will automatically become an investment in the subaccount that invests in the corresponding Replacement Fund with an equal total net asset value.
- You will not incur any fees or charges or any tax liability because of the substitution, and your Contract value immediately before the substitution will equal your Contract value immediately after the substitution.
- The overall fees and expenses of a Replacement Fund are less than those of the corresponding Existing Fund. A Replacement Fund's fees and expenses, investment objective and information about the Replacement Fund's investment adviser/subadviser are more fully described in the Replacement Fund's summary prospectus.
- Prior to the Substitution Effective Date you will be sent a summary prospectus for each Replacement Fund. Read this summary prospectus carefully before deciding what to do with amounts allocated to the Subaccount that invests in the Replacement Fund. If you have not received one, or if you need another copy, please contact Customer Service at 1-800-366-0066.
- After the Substitution Effective Date, the subaccounts investing in the Existing Funds will no longer be available through the Contract and there will be no further disclosure regarding them in any future Contract prospectus or supplements to the Contract prospectus. Unless you provide us with alternative allocation instructions, after the Substitution Effective Date all allocations directed to the subaccount that invested in an Existing Fund will be automatically allocated to the subaccount that invests in the corresponding Replacement Fund. You may give us alternative allocation instructions at any time by contacting Customer Service at 1-800-366-0666.

Supplement Dated June 1, 2015
To the Prospectus dated May 1, 2015

Wells Fargo Voya Landmark
Wells Fargo Voya Opportunities

Issued by Voya Insurance and Annuity Company
Through Its Separate Account B

This supplement updates the prospectus for your variable annuity contract and any subsequent supplements thereto. Please read it carefully and keep it with your copy of the prospectus and SAI for future reference. If you have any questions, please call Customer Service at 1-800-366-0066.

NOTICE OF AND IMPORTANT INFORMATION REGARDING FUND SUBSTITUTIONS

The following information only affects you if you currently invest in or plan to invest in the subaccount that corresponds to the Fidelity® VIP Equity-Income Portfolio and/or to the Invesco V.I. American Franchise Fund.

The Securities and Exchange Commission issued an order to permit Voya Insurance and Annuity Company (the "Company") and its Separate Account B (the "Separate Account") to replace, effective **on or about the close of business on August 14, 2015** (the "Substitution Effective Date"), the following "Existing Funds" with the corresponding "Replacement Funds":

Existing Funds	Replacement Funds
Fidelity® VIP Equity-Income Portfolio (Service Class 2)	Voya Russell™ Large Cap Value Index Portfolio (Class S)
Invesco V.I. American Franchise Fund (Class I)	Voya Russell™ Large Cap Growth Index Portfolio (Class S)

The **Invesco V.I. American Franchise Fund** is currently closed to new investments and transfers. Each Replacement Fund is available for new investments or transfers.

The following lists important information regarding the upcoming fund substitutions:

- Prior to the Substitution Effective Date, and for thirty days thereafter you may transfer amounts allocated to the subaccount that invests in an Existing Fund to any other available subaccount or any available fixed account free of charge, and any such transfer will not count as a transfer when imposing any applicable restrictions or limits on transfers (other than restrictions related to frequent or disruptive transfers). Withdrawals may be taken during the same period, but only in accordance with and subject to the terms and conditions of your Contract.
- On the Substitution Effective Date, your investment in the subaccount that invests in an Existing Fund will automatically become an investment in the subaccount that invests in the corresponding Replacement Fund with an equal total net asset value.
- You will not incur any fees or charges or any tax liability because of the substitution, and your Contract value immediately before the substitution will equal your Contract value immediately after the substitution.
- The overall fees and expenses of a Replacement Fund are less than those of the corresponding Existing Fund. A Replacement Fund's fees and expenses, investment objective and information about the Replacement Fund's investment adviser/subadviser are more fully described in the Replacement Fund's summary prospectus.
- Prior to the Substitution Effective Date you will be sent a summary prospectus for each Replacement Fund. Read this summary prospectus carefully before deciding what to do with amounts allocated to the Subaccount that invests in the Replacement Fund. If you have not received one, or if you need another copy, please contact Customer Service at 1-800-366-0066.
- After the Substitution Effective Date, the subaccounts investing in the Existing Funds will no longer be available through the Contract and there will be no further disclosure regarding them in any future Contract prospectus or supplements to the Contract prospectus. Unless you provide us with alternative allocation instructions, after the Substitution Effective Date all allocations directed to the subaccount that invested in an Existing Fund will be automatically allocated to the subaccount that invests in the corresponding Replacement Fund. You may give us alternative allocation instructions at any time by contacting Customer Service at 1-800-366-0666.